Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports dated March 31, 2026 relating to the financial statements of Fury Gold Mines Limited (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended December 31, 2025.

/s/ Deloitte LLP

Chartered Professional Accountants

March 31, 2026

Vancouver, Canada